UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Stealth BioTherapeutics Corp

File No. 333-229097 - CF#36863

Stealth BioTherapeutics Corp submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 28, 2018, as amended.

Based on representations by Stealth BioTherapeutics Corp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through October 26, 2021
Exhibit 10.9	through October 26, 2021
Exhibit 10.10	through October 26, 2021
Exhibit 10.11	through October 26, 2021
Exhibit 10.12	through October 26, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary